(As filed with the Securities and Exchange Commission on September 26, 2005)

File No. 70-[____]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-1

APPLICATION-DECLARATION

under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

____________________________________________________

Entergy Corporation
639 Loyola Avenue
New Orleans, Louisiana 70113

Entergy New Orleans, Inc.
1600 Perdido Building
New Orleans, Louisiana 70112

(Names of companies filing this statement and
addresses of principal executive offices)

______________________________________

Entergy Corporation

(Name of top registered holding company parent
of each applicant or declarant)

______________________________________

Leo P. Denault
Executive Vice President and
Chief Financial Officer
639 Loyola Avenue
New Orleans, Louisiana 70113

(Name and address of agent for service)

_____________________________________

The Commission is also requested to send copies of any
communications in connection with this matter to:
Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, Louisiana 70113	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022

Item 1. Description of Proposed Transactions.

A. Background.

Entergy Corporation ("Entergy") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Entergy New Orleans, Inc. ("ENO"), a direct public utility subsidiary of Entergy, serves approximately 190,000 electric and 147,000 gas customers in Orleans Parish, including the City of New Orleans, Louisiana (the "City").

On September 23, 2005, ENO filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Louisiana. The bankruptcy petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenues, and, with the evacuation of the City, eliminated at least in the short term, the quality of ENO's rate base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. No official committee has yet been appointed in this Chapter 11 case.

The purpose of the bankruptcy filing - consistent with the fundamental goals of the bankruptcy laws - is to provide ENO with the respite that it needs to deal with the challenges caused by the hurricane, and to enable it to address the interests of its creditors, employees, and the customers which it is dedicated to serve. In this regard, ENO's most pressing concern, and the immediate cause of its bankruptcy filing, is the liquidity crisis resulting from the hurricane's severe disruption to operations. ENO estimates that over one hundred thousand of its customers are presently unable to accept electric and gas service, and will remain unable to accept such service for a period of time that cannot yet be determined. Other customers in the New Orleans area who have had their utility services restored have been displaced by Hurricane Katrina. The ordinary cycle of customer payment of utility bills has been shattered. As a result, ENO's cash receipts have been significantly below normal levels since the hurricane.

B. Relief Requested

ENO's need to make cash payments has continued, however, primarily due to obligations under fuel and purchased power contracts. ENO also faces extraordinary storm restoration costs, as it struggles to restore service to the City and maintain the safety and security of its operations. Given the devastating impact on its own resources, ENO lacks sufficient liquidity to meet these ongoing obligations. Accordingly, ENO, as debtor-in-possession, and Entergy propose to enter into a credit facility ("Credit Facility"), filed as Exhibit B hereto. ENO requests authorization herein to borrow from time to time through February 8, 2006 up to $150 million under the Credit Facility in order to meet its immediate cash needs. All borrowings by ENO under the Credit Facility will be secured, will be repaid by ENO within one year, and will bear interest at a rate equal to Entergy's effective cost of short-term borrowings.

ENO has filed a motion with the Bankruptcy Court pursuant to 11 U.S.C.  105(a), 361, 363, 364(c) and 364(d) Fed. R. Bankr. P. 4001(c) for entry of an interim order (i) authorizing ENO to enter into the Credit Facility, (ii) granting adequate protection to certain prepetition secured parties, and (iii) scheduling a final hearing on the motion, at which hearing Entergy and ENO will seek a final order that will include additional provisions including the priming of certain prepetition secured parties' liens. See Exhibit D hereto.

Given the impact of Hurricane Katrina on ENO's existing plant and property, ENO believes (as more fully discussed below) that the interests of its current first mortgage bondholders and other prepetition secured creditors are adequately protected, because the proposed expenditures will preserve and enhance the value of ENO's assets, which otherwise could have little value. With the approval of the Bankruptcy Court, ENO will provide Entergy with (a) a lien on any unencumbered assets; (b) a junior lien on any assets subject to existing liens; and (c) in the event a priming lien is granted in connection with a final order approving the Credit Facility, that this $150 million advance and future advances under the Credit Facility will also have the benefit of the priming lien retroactively.1

C. Use of Proceeds.

As indicated, ENO has an immediate need to enter into the Credit Facility with Entergy in order to permit the orderly continuation of its business operations, to pay its vendors and suppliers, including a payment on September 26, 2005, of approximately $36 million to fuel suppliers, to make payroll, to make capital expenditures, and to satisfy other working capital and operational needs. In the absence of immediate access to the Credit Facility, ENO could be compelled to curtail or even terminate its business operations - to the material detriment of its creditors, customers, employees and other parties in interest. Borrowings of up to $150 million under the Credit Facility will enable ENO to meet its working capital shortfall in the immediate future.

D. ENO's Prepetition Debt Structure.

ENO's prepetition debt structure is primarily composed of six (6) series of first priority mortgage bonds in the aggregate principal amount of $230 million, ranging in maturity dates from August 1, 2008 to September 1, 2029 (collectively, the "Mortgage Bonds"). The Mortgage Bonds are secured by first priority liens on and security interests in certain property of ENO (the "Mortgage Collateral") pursuant to a Mortgage and Deed of Trust dated as of May 1, 1987 (as supplemented or amended from time to time, the "Indenture") by and among ENO, The Bank of New York (successor to Harris Trust Company of New York and Bank of Montreal Trust Company) as Trustee and Stephen J. Giurlando (successor to Mark F. McLaughlin and Z. George Klodnicki) as Co-Trustee. The Mortgage Collateral consists of all real and personal property of ENO, including all equipment and fixtures. The Mortgage Collateral does not include ENO's cash, accounts receivable, mineral rights, general intangibles, and all products or materials generated by ENO in the ordinary course of business, including electric energy and gas (collectively, the "Unencumbered Collateral").

In addition to the Mortgage Bonds, ENO has traditionally had two other sources of financing to meet its short-term liquidity needs: (i) a $15 million, 364-day bank credit facility (the "Bank Facility"), which is secured by ENO's accounts receivable, and (ii) borrowings from Entergy's intercompany money pool (the "Money Pool"). The Bank Facility is fully drawn at this point, and ENO's articles of incorporation limit its unsecured borrowings from the Money Pool to no more than $42 million as of August 31, 2005. ENO's borrowings under the Money Pool were approximately $23 million as of September 23, 2005. ENO will not make any further borrowings under the Money Pool. In short, at this time, ENO has no access to additional working capital other than through the proposed Credit Facility.

E. Other Relief Requested.

As a result of ENO's deteriorating financial condition, both Standard & Poor's Rating Services ("S&P") and Moody's Investors Service, Inc. ("Moodys") have downgraded ENO's senior secured debt to below investment grade. In addition, on a pro forma basis, taking into account the Interim Loan, common equity as a percentage of ENO's total capitalization will be reduced to below 30%. 2

Under the terms of the Commission's order in File No. 70-10240, Holding Co. Act Release No. 27918 (Nov. 11, 2004) (the "Money Pool Order"), ENO has committed that it will maintain common equity as a percentage of consolidated capitalization, including short-term debt and current maturities of long-term debt, at 30% or higher. In addition, ENO is restricted under the Money Pool Order from making any borrowings (other than borrowings under the Money Pool) unless, at the time of such borrowings, all of its outstanding securities that are rated are rated investment grade by at least one of the nationally recognized ratings organizations ("Investment Grade Ratings Test"). Under the terms of the Commission's order in File No. 70-10202, Holding Co. Act Release No. 27864 (June 30, 2004) (the "Omnibus Financing Order"), Entergy may not issue any securities (other than common stock) unless, at the time of such issuance, common equity as a percentage of total capitalization of Entergy and of each of its public utility subsidiaries is 30% or higher.

Entergy and ENO request that the Commission's order issued in this proceeding modify the Money Pool Order to eliminate the 30% common equity test and the investment grade ratings test as applied to ENO, and modify the Omnibus Financing Order to eliminate the 30% common equity test solely as it relates to ENO.3

Item 2. Fees, Commissions and Expenses.

Expenses to be incurred by the parties hereto in connection with filing this application are estimated not to exceed $200,000, including $150,000 estimated for legal fees and $50,000 estimated for the fees of Entergy Services, Inc.

Item 3. Applicable Statutory Provisions.

A. General.

The proposed transactions are subject to Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.

B. Rule 54 Analysis.

The proposed transactions are also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO") or other transactions unrelated to EWGs or FUCOs (EWGs and FUCOs, collectively, "Exempt Projects"), the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed below, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings," is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $2.9 billion) is equal to approximately 57% of Entergy's "consolidated retained earnings" as of June 30, 2005 (approximately $5.0 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in EWGs and FUCOs exceeds the limit specified in Rule 53(a)(1), by order dated June 13, 2000 (Holding Co. Act Release No. 27184) (the "June 2000 Order"), the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

As previously indicated, on September 23, 2005, ENO filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENO's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53 (b)(1) have occurred.

However, even though Entergy is not in compliance with Rule 54 as a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENO, if the Commission therefore were to consider (as required under Rule 53(c)) the effect upon the Entergy System of the capitalization and earnings of Exempt Projects in which Entergy has an ownership interest, there would be no basis for the Commission to withhold or deny approval for the relief requested in this application-declaration. For the following reasons, the action requested in the instant filing, considered in conjunction with the effect of the capitalization and earnings of Entergy's Exempt Projects, (i) would not have a material adverse effect on the financial integrity of the Entergy System, and (ii) would not have an adverse impact on Entergy's public-utility companies or their customers:

1. As of June 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 17% of Entergy's total consolidated capitalization, 15% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through March 31, 2005).

3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order.

4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2005, Entergy's consolidated capitalization ratio was approximately 50.6% debt and approximately 49.4% equity, consisting of approximately 2.3% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

5. As of the date of this application-declaration, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries (including ENO) or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

Therefore, notwithstanding the failure to meet the condition of Rule 53(b)(1) as a result of the bankruptcy of ENO, Entergy submits that, in accordance with Rule 53(c), the transactions proposed in this application-declaration (i) will not have a substantial adverse impact upon Entergy's financial integrity and (ii) will not have an adverse impact on Entergy's utility subsidiaries, their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers.

Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this proceeding or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

Item 4. Regulatory Approval.

No state regulatory body or agency and no Federal commission or agency other than this Commission has jurisdiction over the advance by Entergy to ENO. ENO requires the approval of the United States Bankruptcy Court for the Eastern District of Louisiana in order to enter into and carry out the transactions described in this application.

Item 5. Procedure.

The applicants respectfully request that the Commission's order herein be entered on or before 11:00 a.m. EDT on September 26, 2005. The applicants request that the Commission dispense with the requirement that it give notice to the public of the filing of this application due to the emergency nature of the relief requested and the unusual and extraordinary circumstances giving rise to the request, as described above. The applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission, agree that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision, and request that there be no waiting period between the issuance of the Commission's order and the date it is to become effective.

Under similar emergency circumstances, the Commission has previously granted emergency relief under the Act without first giving public notice. See Temporary Final Rule and Final Rule: Requirements for Arthur Andersen LLP Audit Clients, Holding Co. Act Release No. 27502 (Mar. 18, 2002); and Hydro-Quebec, et al., Holding Co. Act Release No. 27713 (Aug. 15, 2003). The applicants also note that, in a release dated September 15, 2005, the Commission announced that it was providing certain emergency regulatory relief under the federal securities laws to investors, companies, and securities firms affected by Hurricane Katrina. Although the provisions of the Act were not specifically listed among the federal securities laws requirements from which the Commission was granted emergency relief, the Commission indicated that it would address the needs of other affected companies and persons for "additional or different assistance in their efforts to comply with the requirements of the federal securities laws."

Item 6. Exhibits and Financial Statements.

a. Exhibits:

A	Not Applicable.

B	Credit Agreement between Entergy Corporation and Entergy New Orleans, Inc.

C	Not applicable.

D	Motion to Bankruptcy Court for Interim Order in Connection with Debtor-in-Possession Financing Proposal.

E	Not applicable.

F	Opinion of counsel.

b. Financial Statements:

Financial statements (and accompanying notes) of Entergy and its subsidiaries and ENO included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Quarterly Report on Form 10-Q for the period ended June 30, 2005 (filed in File Nos. 1-11299 and 0-5807, respectively, and incorporated herein by reference).

Item 7. Information as to Environmental Effects.

a. As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of the parties hereto, and do not involve a major Federal action having a significant impact on the human environment.

b. Not applicable.

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalves by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
ENTERGY NEW ORLEANS, INC.

By: /s/ Steven C. McNeal
Name: Steven C. McNeal
Title: Vice President and Treasurer

Dated: September 26, 2005

__________________________
1.  ENO will file a separate application with the Commission under Section 6(a)(2) of the Act to request authorization for any modifications or alterations to the priorities or preferences of the holders of outstanding secured debt of the company and to make additional borrowings over and above the $150 million requested herein pursuant to the Credit Facility.

2.  At June 30, 2005, and taking into account adjustments since then, including the incurrence of the Interim Loan, ENO's capitalization will consist of 27.7% common equity, 3.2% preferred equity, 36.8% long-term debt and 32.3% short-term debt.

3. Entergy's corporate rating by S&P is BBB and its issuer rating by Moodys is Baa3.  In addition, at June 30, 2005, and taking into account the effect of subsequent financing activity, including anticipated borrowings to be made by Entergy to fund the Interim Loan to ENO under the Credit Agreement, common equity of Entergy will equal approximately 44.9% of its consolidated capitalization.